ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 2, 2004

04046739

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 DEC 13 P 1:11

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 17 2004
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
2 December 2004 – (ASX Announcement & Media Release – Bay Courant Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

2 December 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

Bay Courant Drilling Update

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20%)

The SL 17316 #1 well spudded (commenced drilling) on Saturday 20 November 2004 using TODCO Rig 46. At the time of this report, the well is drilling ahead in 9 7/8 inch hole at a depth of 10,310 feet. Based on present progress, the well is expected to approach target depth of 12,900 feet toward the end of next week.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene oil and gas targets with good upside potential prognosed to lie between 11,750 and 12,900 feet. The well is located in the intracoastal State waters, Lafourche Parish, South Louisiana.

FAR's working interest at Bay Courant will reduce to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities. Drilling updates will be provided on a weekly basis. Hydrocarbon shows will be reported as the information comes to hand.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au